================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)
                             -----------------------

                           PROBUSINESS SERVICES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    742674104
                                 (CUSIP Number)

                               ------------------

                                 MATTHEW NIMETZ
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                FEBRUARY 6, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

         742674104                                                 Page  2 of 20

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      5,684,187
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,684,187
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,684,187
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

         742674104                                                 Page  3 of 20

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 39, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      5,684,187
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,684,187
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,684,187
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

         742674104                                                 Page  4 of 20

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 59, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      5,684,187
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,684,187
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,684,187
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

         742674104                                                 Page  5 of 20

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 70, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      5,684,187
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,684,187
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,684,187
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

         742674104                                                 Page  6 of 20

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 73, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      5,684,187
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,684,187
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,684,187
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

         742674104                                                 Page  7 of 20

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      5,684,187
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,684,187
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,684,187
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

         742674104                                                 Page  8 of 20

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      5,684,187
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,684,187
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,684,187
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

         742674104                                                 Page  9 of 20

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      5,684,187
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,684,187
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,684,187
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

         742674104                                                 Page 10 of 20

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      5,684,187
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,684,187
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,684,187
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

         742674104                                                 Page 11 of 20

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      5,684,187
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,684,187
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,684,187
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

         742674104                                                 Page 12 of 20

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      5,684,187
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,684,187
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,684,187
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

         742674104                                                 Page 13 of 20


ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 2 ("Amendment No. 2) to Schedule 13D is

filed by the undersigned to amend and supplement the Schedule 13D, dated as of

December 23, 1999 (the "Original 13D"), as amended by Amendment No. 1 thereto,

dated as of August 3, 2000 ("Amendment No. 1") with respect to the shares of

Common Stock, par value $.001 per share (the "Common Stock") of ProBusiness

Services, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 4125 Hopyard Road, Pleasanton, CA

94588.

                  Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original 13D and Amendment No. 1 thereto.


ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety as

follows:

                  This statement is being filed by a group, as defined in Rule

13d-5 of the General Rules and Regulations under the Securities Exchange Act of

1934, as amended. The members of the group are General Atlantic Partners, LLC, a

Delaware limited liability company ("GAP"), General Atlantic Partners 39, L.P.,

a Delaware limited partnership ("GAP 39"), General Atlantic Partners 59, L.P., a

Delaware limited partnership ("GAP 59"), General Atlantic Partners 70, L.P., a

Delaware limited partnership ("GAP 70"), General Atlantic Partners 73, L.P., a

Delaware limited partnership ("GAP 73"), General Atlantic Partners 74, L.P., a

Delaware limited partnership ("GAP 74"), GAP Coinvestment Partners, L.P., a New

York limited partnership ("GAPCO"), GAP Coinvestment Partners II, L.P., a

Delaware limited partnership ("GAPCO II"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAPCO GmbH & Co. KG, a German limited partnership

("KG") and GAPCO Management GmbH, a German corporation ("GmbH Management" and,

collectively with GAP, GAP 39, GAP 59, GAP 70, GAP 73, GAP 74, GAPCO, GAPCO II

and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH

Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG

and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee

62,

         742674104                                                 Page 14 of 20

40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 39, GAP 59, GAP 70, GAP 73 and

GAP 74 is GAP. GAP is also the Managing Member of GapStar. GmbH Management is the general partner of KG. The managing members of GAP are Steven A. Denning,

Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser,

William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M.

Kern, William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon M.

Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the

"GAP Managing Members"). David Hodgson is a director of the Company. The GAP

Managing Members (other than Mr. Esser) are also the general partners of GAPCO and GAPCO II. The business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Kern, Lansing, Wendelstadt and Wong) is 3

Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 88, 40212 Duesseldorf, Germany. The business address of Messrs.

Kern and Wendelstadt is 83 Pall Mall, Sixth Floor, London SWIY 5ES, United

Kingdom. The business address of Messrs. Currie, Kelly and Lansing is 630 Hansen

Way, Palo Alto, California 94304. The business address of Mr. Wong is 24 Raffles

Place, 29-04 Clifford Center, Singapore 048621. Messrs. Esser, Kern and

Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and

Mr. Wong is a citizen of Singapore. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP.

Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern,

Wendelstadt and Wong, is a citizen of the United States.

                  None of the Reporting Persons and none of the above

individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

         742674104                                                 Page 15 of 20


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended and supplemented by the addition of the following:

                  This Amendment No. 2 is being filed as a result of GAP 74,

GAPCO II, GapStar and KG entering into a Stock Purchase Agreement, dated as of

December 20, 2001, by and among the Company, GAP 74, GAPCO II, GapStar, KG and the other parties named therein (the "Stock Purchase Agreement"), pursuant to which the Company agreed to sell, and GAP 74, GAPCO II, GapStar and KG agreed to purchase, subject to certain material conditions precedent set forth in the

Escrow Agreement (as described in Item 6 below), 1,333,334 shares of the

Company's Common Stock. The Stock Purchase Agreement provided for a per share purchase price of $15.00, resulting in an aggregate purchase price of

$20,000,010. The conditions set forth in the Escrow Agreement were satisfied on

February 1, 2002 and the transaction was consummated on February 6, 2002, as more fully described in Item 6 below.

                  The source of the funds was contributions from the partners of

GAPCO II, GAP 74 and KG and advances under an existing credit facility for

GapStar.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented by the addition of the following:

                  The Reporting Persons acquired the Common Stock for investment purposes and the Reporting Persons hold the shares of Common Stock and Preferred

Stock, as the case may be, for investment purposes. From time to time the

Reporting Persons may acquire additional shares of Common Stock, convert shares of Preferred Stock into shares of Common Stock or dispose of some or all of the shares of Preferred Stock or Common Stock owned by them. None of the Reporting

Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as

follows:

                  (a)      As of the date hereof, GAP, GAP 39, GAP 59, GAP 70,

GAP 73, GAP 74, GAPCO, GAPCO II, GapStar, KG and GmbH Management each owns of record no shares of Common Stock, 1,851,009 shares of Common Stock, no shares of

         742674104                                                 Page 16 of 20


Common Stock, no shares of Common Stock, no shares of Common Stock, 1,095,667 shares of Common Stock, 323,190 shares of Common Stock, 152,307 shares of Common

Stock, 83,333 shares of Common Stock, 2,027 shares of Common Stock and no shares of Common Stock, respectively, or 0.0%, 6.6%, 0.0%, 0.0%, 0.0%, 3.9%, 1.1%,

0.5%, 0.3%, 0.0 and 0.0%, respectively, of the Company's issued and outstanding shares of Common Stock. In addition, as of the date hereof, GAP 70 owns 915,515 shares of Preferred Stock convertible into 951,566 shares of Common Stock, GAPCO

II owns 145,805 shares of Preferred Stock convertible into 151,547 shares of

Common Stock and GapStar owns 70,755 shares of Preferred Stock convertible into

73,541 shares of Common Stock, respectively, or 3.3%, 0.5%, and 0.3%,

respectively, of the Company's issued and outstanding Common Stock.

                  By virtue of the fact that (i) the Reporting Persons

beneficially own approximately 61% of the membership interests of InterPro

Holdings and may designate 50% of the managers of the Board of Managers of

InterPro Holdings, (ii) the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, GAPCO II and GapStar, (iii) GAP is the general partner of GAP 39, GAP 59, GAP 70, GAP 73 and GAP 74 and the managing member of GapStar and (iv) the GAP Managing members are authorized and empowered to vote and dispose of the securities held by KG, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of

Common Stock owned by each of the Reporting Persons and InterPro Holdings.

InterPro Holdings owns of record 1,000,000 shares of Common Stock. Accordingly,

as of February 6, 2002, each of the Reporting Persons may be deemed to own beneficially an aggregate of 5,684,187 shares of Common Stock or 20.1% of the

Company's issued and outstanding shares of Common Stock.

                  (b)      Each of the Reporting Persons has the shared power to

direct the vote and the shared power to direct the disposition of the 5,684,187 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c)      Except as set forth herein, to the knowledge of the

Reporting Persons with respect to the persons named in response to paragraph

(a), none of the persons named in

         742674104                                                 Page 17 of 20

response to paragraph (a) has effected any transactions in shares of Common

Stock during the past 60 days.

                  (d)      No person other than the persons listed is known to

have the right to receive or the power to direct the receipt of dividends from,

or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended and supplemented by the addition of the following:

                  As noted above, the GAP Managing Members (other than Mr.

Esser) are the partners authorized and empowered to vote and dispose of the securities held by GAPCO, GAPCO II, GapStar and KG, and GAP is the partner authorized and empowered to vote the dispose of the securities held by GAP 39,

GAP 59, GAP 70, GAP 73 and GAP 74. Accordingly, GAP and the GAP Managing Members

may, from time to time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Company's shares of

Common Stock as they deem to be in the collective interest of the Reporting

Persons.

                  As described in Item 3 above, (i) on December 20, 2001, GAP

74, GAPCO II, GapStar and KG entered into the Stock Purchase Agreement pursuant to which the Company issued and sold to GAP 74, GAPCO II, GapStar and KG an aggregate of 1,333,334 shares of its Common Stock. The price per share for the

Common Stock was $15.00 resulting in an aggregate purchase price of

$20,000,010.00 and (ii) the transactions contemplated by the Stock Purchase

Agreement closed on February 6, 2002.

                  Simultaneously with the execution of the Stock Purchase

Agreement, the Company, GAP 74, GapStar, GAPCO II and KG (the foregoing collectively, the "GAP Purchasers") and JPMorgan Chase Bank, as Escrow Agent

(the "Escrow Agent"), entered into the Escrow Agreement, dated December 28, 2001

(the "Escrow Agreement"), pursuant to which (i) GAP 74, GapStar, GAPCO II and KG deposited with the Escrow Agent $20,000,010 representing the entire purchase price payable by the GAP Purchasers pursuant to Section 1(c) of

         742674104                                                 Page 18 of 20

the Stock Purchase Agreement and (ii) the Company deposited with the Escrow

Agent an instruction letter to Wells Fargo Shareowner Services, its transfer agent, instructing such transfer agent to issue on the Escrow Release Date (as defined in the Escrow Agreement) stock certificates in definitive form representing the number of shares of Common Stock set forth opposite each GAP

Purchaser's name on Exhibit A to the Stock Purchase Agreement.

                  In accordance with the Escrow Agreement, on February 6, 2002,

the Purchasers delivered to the Escrow Agent a certificate confirming the satisfaction of the conditions precedent to, and authorizing the consummation of the transactions and the release on February 6, 2002 (x) to GAP 74, GapStar,

GAPCO II and KG of the certificates representing 1,333,334 shares of Common

Stock and (y) to the Company, the $20,000,010 cash deposited by GAP 74, GapStar,

GAPCO II and KG.

                  The foregoing summaries of the Stock Purchase Agreement and the Escrow Agreement are qualified in their entirety by reference to Exhibits 2 and 3 which are incorporated herein by reference.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Stock Purchase Agreement, dated December 20, 2001 by and among the Company, GAPCO II, GAP 74, GapStar and KG and the Persons listed on Schedule I thereto.

                  Exhibit 3: Escrow Agreement, dated December 28, 2001, among the Company, GAPCO II, GAP 74, GapStar, KG and JPMorgan Chase Bank.

                  Exhibit 4: Power of attorney dated January 7, 2002 appointing Thomas J. Murphy Attorney-In-Fact for GAP.

                  Exhibit 5: Power of attorney dated January 7, 2002 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO.

                  Exhibit 6: Power of attorney dated January 7, 2002 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO II.

         742674104                                                 Page 19 of 20


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 8, 2002.

                                GENERAL ATLANTIC PARTNERS, LLC


                                By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Attorney-In-Fact


                                GENERAL ATLANTIC PARTNERS 39, L.P.

                                By: General Atlantic Partners, LLC,
                                    Its General Partner


                                By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Attorney-In-Fact


                                GENERAL ATLANTIC PARTNERS 59, L.P.

                                By: General Atlantic Partners, LLC,
                                    Its General Partner


                                By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Attorney-In-Fact


                                GENERAL ATLANTIC PARTNERS 70, L.P.

                                By: General Atlantic Partners, LLC,
                                    Its General Partner


                                By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Attorney-In-Fact

         742674104                                                 Page 20 of 20


                                GENERAL ATLANTIC PARTNERS 73, L.P.

                                By: General Atlantic Partners, LLC,
                                    Its General Partner


                                By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Attorney-In-Fact


                                GENERAL ATLANTIC PARTNERS 74, L.P.

                                By: General Atlantic Partners, LLC,
                                    Its General Partner


                                By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Attorney-In-Fact


                                GAP COINVESTMENT PARTNERS, L.P.


                                By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Attorney-In-Fact


                                GAP COINVESTMENT PARTNERS II, L.P.


                                By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Attorney-In-Fact


                                GAPSTAR, LLC


                                By: General Atlantic Partners, LLC,
                                    Its Managing Member


                                By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Attorney-In-Fact


                                GAPCO GMBH & CO. KG

                                By: GAPCO Management GmbH,
                                    Its General Partner


                                By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Procuration Officer


                                GAPCO MANAGEMENT GMBH


                                By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Procuration Officer